[Uranium Resources, Inc. Letterhead]

August 2, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

        Re:  Uranium Resources, Inc.'s Pre-Effective Amendment No. 2 to Registration Statement on Form S-1 filed July 26, 2006 ("Registration Statement"), File No. 333-133960

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, Uranium Resources, Inc. hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated to August 4, 2006 at 10:00 a.m. EDT or as soon as possible thereafter.

        Uranium Resources, Inc. is aware of its obligations under the Securities Act of 1933, as amended. No underwriter was used for the offering and sale of the shares described in the Registration Statement; accordingly, no underwriter will join in this request for acceleration.

        In furtherance of our acceleration request, we herewith acknowledge that:

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  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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  The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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  Uranium Resources, Inc. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
URANIUM RESOURCES, INC.
/s/ THOMAS H. EHRLICH Thomas H. Ehrlich Chief Financial Officer